PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

November 1, 2017

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

Re: Prudential QMA International Equity Fund

To the Board of Directors:

PGIM Investments LLC (PGIM Investments) has contractually agreed, through February 29, 2020, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 2.53% of average daily net assets for Class B shares, and 0.78% of average daily net assets for Class Q shares. This contractual waiver excludes interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Fees and/or expenses waived and/or reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the recoupment for that fiscal year. This waiver may not be terminated prior to February 29, 2020 without the prior approval of the Fund’s Board of Directors.

Very truly yours,

PGIM INVESTMENTS LLC
By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President